UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

February 16, 2022

HIGHLAND TRANSCEND PARTNERS I CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39751	98-1594685
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

777 Arthur Godfrey Road, #202, Miami Beach, Florida	33140
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +1 (617) 401-4015

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	HTPA.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	HTPA	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	HTPA.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

As previously announced, on September 8, 2021, Highland Transcend Partners I Corp., a Cayman Islands exempted company (“HTP”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), by and among by and among Picasso Merger Sub I, Inc., a Delaware corporation and wholly owned direct subsidiary of HTP, Picasso Merger Sub II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of HTP, Picasso Merger Sub III, LLC, a Delaware limited liability company and a wholly owned direct subsidiary of HTP, Carlyle Partners VII Pacer Holdings, L.P., a Delaware limited partnership, CP VII Pacer Corp., a Delaware corporation, CP VII Pacer EU L.P., a Delaware limited partnership, Packable Holdings, LLC, a Delaware limited liability company formerly known as Entourage Commerce, LLC (“Packable”).

On February 16, 2022, Packable issued the press release announcing January financial performance highlights and recent geographic expansion.

The information in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of HTP under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings.

About Packable

Packable is a leading e-Commerce company with a proprietary technology platform that empowers brands throughout the transaction lifecycle, by providing them with tech-enabled inventory planning and data analytics, marketing, marketplace management, logistics and distribution, customer experience and support. Founded in 2010, Packable has approximately 1000 employees, including a premier team of e-Commerce experts, connecting consumers to their favorite brands on online marketplaces such as Amazon, Walmart, Google, eBay, Target, Kroger and Facebook, becoming one of the largest marketplace sellers in North America. By combining the end-to-end commerce lifecycle in one platform, Packable acts as a comprehensive service provider and empowers its brand partners to avoid disparate and inefficient points of sale. Additionally, since Packable helps facilitate the vast e-Commerce lifecycle, it gains access to rich customer transaction data, providing it with differentiated data insights that it uses to optimize its platform and benefit its brand partners.

To learn more about Packable, which announced on September 9, 2021 that it plans to become a public company through a merger (the “Proposed Transaction”) with HTP, please visit: packable.com. Packable expects to be listed under the ticker symbol “PKBL.”

Participants in the Solicitation

Packable Holdings, LLC (“Packable”), Highland Transcend Partners I Corp. (“HTP”), and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of shares of HTP common stock in respect of the Proposed Transaction. Information about HTP’s directors and executive officers and their ownership of HTP common stock and other information regarding the interests of such individuals, as well as information regarding Packable’s directors and executive officers, is set forth in the definitive proxy statement/prospectus included in HTP’s registration statement on Form S-4. You may obtain free copies of these documents as described in the succeeding paragraph.

Additional Information and Where To Find It

In connection with the transaction described herein, HTP has filed and will file relevant materials with the SEC, including a registration statement on Form S-4 that contains a prospectus/proxy statement of HTP. The proxy statement/prospectus will be sent to all HTP and Packable stockholders. INVESTORS AND SECURITY HOLDERS OF HTP AND PACKABLE ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT HTP WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HTP, PACKABLE AND THE TRANSACTION. This current report is not a substitute for the registration statement, proxy statement/prospectus or any other documents that HTP may file with the SEC or send to stockholders in connection with the Proposed Transaction. The documents filed by HTP with the SEC may be obtained free of charge at HTP’s website at https://www.highlandtranscend.com/ or the SEC’s website (www.sec.gov). Investors and security holders are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transaction.

This current report shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this current report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected growth of Packable’s corporate functions, the timing of and potential benefits of Packable’s geographic expansion, preliminary estimates of January 2022 financial performance, anticipated collaboration with brand partners and the success of related offerings, potential benefits of the Proposed Transaction and expectations related to the terms and timing of the Proposed Transaction. These statements are based on various assumptions, whether or not identified in this current report, and on the current expectations of Packable’s and HTP’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Packable and HTP. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Packable or HTP is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Packable; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Packable’s ability to manage future growth; the effects of the COVID-19 pandemic; the effects of competition on Packable’s future business; the amount of redemption requests made by HTP’s public shareholders; the ability of HTP or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in HTP’s final prospectus that forms a part of HTP’s Registration Statement on Form S-1 (Reg. No. 333-250125), filed with the SEC pursuant to Rule 424(b)(4) on December 4, 2020, its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” its registration statement on Form S-4 and definitive proxy statement/prospectus relating to the proposed business combination as declared effective by the SEC under the heading “Risk Factors,” and other documents of HTP filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HTP nor Packable presently know or that HTP nor Packable currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HTP’s or Packable’s expectations, plans or forecasts of future events and views as of the date of this current report. HTP and Packable anticipate that subsequent events and developments will cause HTP’s or Packable’s assessments to change. However, while HTP and Packable may elect to update these forward-looking statements at some point in the future, HTP and Packable specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HTP’s or Packable’s assessments as of any date subsequent to the date of this current report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

In addition, any figures with respect to January 2022 financial performance are preliminary only, and have not been audited or reviewed.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated as of February 16, 2022.

104	The cover page of this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HIGHLAND TRANSCEND PARTNERS I CORP.

Date: February 16, 2022	By:	/s/ Ian Friedman
Name: Ian Friedman
Title: Chief Executive Officer